                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                        Splash Technology Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   848623104
                                 (CUSIP Number)

                                James Etheridge
                                General Counsel
                          Vancouver Acquisition Corp.
                         Electronics For Imaging, Inc.
                                303 Velocity Way
                         Foster City, California 94404
                                 (650) 357-3500
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                               Richard Chernicoff
                        Brobeck, Phleger & Harrison LLP
                             505 South Hope Street
                          Los Angeles California 90071
                                 (213) 489-4060

                               October 13, 2000
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  848623104
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1.   Name of Reporting Person

     VANCOUVER ACQUISITION CORP.

     S.S. or I.R.S. Identification No. of Above Person:   N/A
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2.   Check the Appropriate Box if a Member of a Group
                                                                      (a) [_]
                                                                      (b) [_]
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3.   SEC Use Only
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4.   Source of Funds
     WC /1/
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                                                              [_]
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6.   Citizenship or Place of Organization

     Delaware
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   Number of Shares            7.  Sole Voting Power
     Beneficially
       Owned By                    0
         Each
   Reporting Person
         With
--------------------------------------------------------------------------------
                               8.  Shared Voting Power

                                   13,442,057
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                               9   Sole Dispositive Power

                                   0
--------------------------------------------------------------------------------
                              10.  Shared Dispositive Power

                                   13,442,057
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     13,442,057
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [_]
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13.  Percent of Class Represented by Amount in Row (11)

     91.5%
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14.  Type of Reporting Person

     CO
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CUSIP No.  848623104
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1.   Name of Reporting Person

     ELECTRONICS FOR IMAGING, INC.

     S.S. or I.R.S. Identification No. of Above Person: 943086355
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds

     WC /1/
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e).                                                              [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
   Number of Shares            7.  Sole Voting Power
     Beneficially
       Owned By                    0
         Each
   Reporting Person
         With
--------------------------------------------------------------------------------
                               8.  Shared Voting Power

                                   13,442,057
--------------------------------------------------------------------------------
                               9   Sole Dispositive Power

                                   0
--------------------------------------------------------------------------------
                              10.  Shared Dispositive Power

                                   13,442,057
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     13,442,057
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                          [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     91.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
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/1/  See Item 3 below.

Item 1.   Security and Issuer

     The class of equity securities to which this joint statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Splash Common Stock"), of Splash Technology Holdings, Inc., a Delaware corporation ("Splash"), and the associated stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of January 27, 1999, between Splash and Fleet Nation Bank (f/k/a BankBoston, N.A.). The principal executive offices of Splash are located at 555 Del Rey Avenue, Sunnyvale, CA 94085.

     Electronics For Imaging, Inc., a Delaware corporation ("EFI"), Vancouver Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of EFI ("Purchaser" and together with EFI, the "Reporting Persons"), and Splash entered into an Agreement and Plan of Merger, dated as of August 30, 2000 (the "Merger Agreement"), pursuant to which Purchaser, on September 14, 2000, offered to purchase all the outstanding shares of Splash Common Stock and the related Rights (the "Shares") at a purchase price of $10.00 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 14, 2000, a copy of which is attached hereto as Exhibit 2 is incorporated by reference herein (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 3 and incorporated by reference (the "Offer").

Item 2.   Identity and Background

     (a), (b), (c) and (f) This statement is being filed by the Reporting Persons. The address of the principal executive office of the Reporting Persons is 303 Velocity Way, Foster City, California 94404. EFI designs and markets products that support color and black-and-white printing on a variety of peripheral devices. Purchaser is a newly formed and wholly owned subsidiary of EFI, whose only assets consist of shares of Splash Common Stock. Information regarding the directors and executive officers of the Reporting Persons is set forth under "Information Concerning Us and EFI" in the Offer to Purchase and is hereby incorporated by reference.

     (d) and (e) Since its incorporation on August 30, 2000, Purchaser has not been convicted in any criminal proceeding. Since its incorporation on August 30, 2000, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, EFI has not been convicted in any criminal proceeding. During the last five years, EFI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, to the knowledge of the Reporting Persons, no director or executive officer of either Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The information set forth in "Financing of Our Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

Item 4.   Purpose of Transaction

     The information set forth in "Introduction", "Terms of Our Offer; Expiration Date," "Merger Agreement," "Tender and Voting Agreement," "Purpose of Our Offer; Plans for Splash after the Offer and the Merger", "Possible Effects of Our Offer on the Market for Shares", "NASDAQ Listing", "Exchange Act Registration", and "Margin Regulations" in the Offer to Purchase is incorporated by reference herein. Shortly after the merger of Purchaser with and into Splash is completed pursuant to the Merger Agreement, EFI intends to merge Splash with and into EFI.

Item 5.   Interest in Securities of the Issuer

     (a) - (b) The Reporting Persons beneficially own and have the power to vote 13,442,057 shares of Splash Common Stock, representing 91.5% of the shares of Splash Common Stock disclosed to the Reporting Persons by Splash as outstanding as of October 12, 2000. The shares of Splash Common Stock were acquired by Purchaser on October 13, 2000 at the price of $10.00 per Share in cash pursuant to the Offer, which expired at 5:00 p.m. New York City time on October 13, 2000. The total consideration paid for the Shares acquired through the Offer to date was approximately $134,420,570. Purchaser has commenced a subsequent offering period which expires at 5:00 p.m. New York City time on Monday, October 23, 2000. Except as set forth herein, to the best knowledge of the Reporting Persons, no director or executive officer of the Reporting Persons beneficially owns any Shares.

     (c) Except as set forth above, there have been no transactions by the Reporting Persons in securities of Splash during the past sixty days. To the best knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of the Reporting Persons in securities of Splash during the past sixty days.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Issuer

     Except for the information as set forth in "Certain Information Concerning Us and EFI", "Background of Our Offer", "Contacts with Splash", "Merger Agreement", "Tender and Voting Agreement", "Confidentiality Agreement" and "Purpose of the Offer; Plans for Splash After the Offer and the Merger" in the Offer to Purchase, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers of directors of the Reporting Persons have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Splash (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7.   Material to be Filed as Exhibits

     The Joint Filing Agreement between EFI and Purchaser is attached hereto as
Exhibit 1 to this Schedule 13D. All other materials to be filed as exhibits to this Schedule 13D are exhibits to the Schedule TO, filed by Purchaser and EFI with the Securities and Exchange Commission on September 14, 2000, as amended, and are incorporated by reference hereto.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2000                      Vancouver Acquisition Corp.


                                              By:  /s/ Guy Gecht
                                                  ----------------------------
                                                  Name:  Guy Gecht
                                                  Title:  President


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 23, 2000                      Electronics For Imaging, Inc.


                                              By:  /s/ Fred Rosenzweig
                                                 ------------------------------
                                                 Name:   Fred Rosenzweig
                                                 Title:  President and Chief
                                                         Operating Officer

                                 EXHIBIT INDEX

 1.  Joint Filing Agreement.

 2.  Offer to Purchase, dated September 14, 2000.*

 3.  Form of Letter of Transmittal.*

 4.  Form of Notice of Guaranteed Delivery.*

 5. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

 6. Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

 7. Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

 8. Summary Advertisement as published in The Wall Street Journal on September 14, 2000.*

 9.  Joint Press Release issued by EFI and Splash on August 31, 2000.**

10.  Joint Press Release issued by EFI and Splash on October 11, 2000.***

11.  Joint Press Release issued by EFI and Splash on October 16, 2000.****

12. Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.*

13. Confidentiality Agreement, dated August 9, 2000, by and between EFI and Splash.*

14.  Exclusivity Agreement, dated August 26, 2000, by and between EFI and
     Splash.*

15. Tender and Voting Agreement, dated as of August 30, 2000, by and among EFI, Purchaser, Splash and Kevin K. Macgillivray, John Ritchie, David Emmett, Sally Cabbell, Mark Hill, Peter Y. Chung, Charles W. Berger, Jan L. Gullet and Harold L. Covert.*

16. Amendment No. 1, dated October 19, 2000, to the Agreement and Plan of Merger, dated as of August 30, 2000, by and among EFI, Purchaser and Splash.*****


* Incorporated by reference from the Schedule TO-T filed by the Reporting Persons with the Commission on September 14, 2000.
** Incorporated by reference from the Schedule TO-C filed by the Reporting Persons with the Commission on August 31, 2000.
*** Incorporated by reference from the Amendment No. 1 to the Schedule TO-T filed by the Reporting Persons with the Commission on October 11, 2000.
**** Incorporated by reference from the Amendment No. 2 to its Schedule TO-T filed by the Reporting Persons with the Commission on October 16, 2000.
***** Incorporated by reference from the Amendment No. 3 to its Schedule TO-T filed by the Reporting Persons with the Commission on October 20, 2000.